Exhibit 99.2

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principles in the United States is the responsibility of management.  Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial statements.  Where necessary, the financial statements include estimates, which are based on management’s informed judgments.  Management has established systems of internal controls, which are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors.  The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors who have approved the consolidated financial statements.

MEYERS NORRIS PENNY LLP are independent auditors appointed by Canadian Superior Energy Inc.’s shareholders. The auditors have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting and Oversight Board (PCAOB) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

(Signed) “Craig McKenzie”
Chief Executive Officer

Calgary, Canada
March 27, 2008

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Canadian Superior Energy Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established by Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report as at March 27, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

(Signed) “Meyers Norris Penny LLP”

Independent Registered Public Accounting Firm

March 27, 2008
Calgary, Canada

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Superior Energy Inc.:

We have audited Canadian Superior Energy Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit includes performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weaknesses have been identified and are included in management’s assessment:

•      There are no effective controls or procedures related to all significant accounts and processes to provide reasonable assurance that transactions are recorded accurately, are recorded timely and are complete.

•      The Company was not adequately staffed with accounting personnel possessing an adequate level of technical expertise and did not maintain effective segregation of duties over automated and manual transactions leading to ineffective monitoring, supervision and reviews.

•      The Company did not maintain effective controls over the safeguarding of monetary assets.  This material weakness affects cash and short-term investments.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at December 31, 2007 and 2006 and the statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007, of the Company and our report dated March 27, 2008 expressed an unqualified opinion. The aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our opinion on those consolidated financial statements.

Yours truly,

(Signed) “Meyers Norris Penny LLP”
Independent Registered Public Accounting Firm

Calgary, Canada

March 27, 2008

CANADIAN SUPERIOR ENERGY INC.

CONSOLIDATED BALANCE SHEETS

As at December 31

($ thousands)	2007	2006

Assets (note 7)
Current
Cash and short-term investments	13,658	7,338
Accounts receivable	36,448	17,114
Prepaid expenses and deposits	2,571	785
	52,677	25,237
Nova Scotia offshore term deposits (note 4)	14,559	14,805
Long term portion of lease prepayment (note 5)	1,309	—
Property, plant and equipment, net (note 6)	186,154	185,426
	254,699	225,468

Liabilities
Current
Accounts payable and accrued liabilities	22,230	17,997
Revolving credit facility (note 7)	17,784	7,910
	40,014	25,907
Convertible preferred shares (note 8)	13,571	15,472
Asset retirement obligations (note 9)	11,325	9,482
Future income taxes (note 10)	8,853	10,958
	73,763	61,819
Contingencies and commitments (note 15)
Subsequent event (note 18)

Shareholders’ Equity
Share capital (note 11)	186,557	162,276
Equity portion of preferred shares (note 11)	2,320	2,320
Contributed surplus (note 11)	14,314	11,372
Deficit	(22,255)	(12,319)
	180,936	163,649
	254,699	225,468

See accompanying notes to the consolidated financial statements

On behalf of the Board,

(Signed) Craig McKenzie	(Signed) Alex Squires
Director	Director

CANADIAN SUPERIOR ENERGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the years ended December 31

($ thousands, except per share amounts)	2007	2006	2005

Revenue
Petroleum and natural gas sales	48,492	49,428	55,223
Transportation	(645)	(662)	(678)
Royalties net of royalty tax credit	(7,914)	(8,245)	(9,716)
	39,933	40,521	44,829
Interest and other income (expense)	925	1,371	(674)
	40,858	41,892	44,155

Expenses
Operating	9,883	9,042	7,239
General and administrative	13,315	9,312	5,398
Stock based compensation (note 11)	4,218	5,891	3,657
Depletion, depreciation and accretion	26,595	25,686	23,539
Interest	3,352	2,047	1,015
Foreign exchange (gain) loss	(653)	312	41
Loss on investment	—	600	—
Loss on abandonment (note 9)	42	—	—
	56,752	52,890	40,889
Income (loss) before income taxes	(15,894)	(10,998)	3,266
Income taxes (reduction)
Capital	55	33	129
Future income tax (reduction)	(6,013)	(118)	81
	(5,958)	(85)	210
Net income (loss) and comprehensive income (loss)	(9,936)	(10,913)	3,056
Deficit, beginning of year	(12,319)	(1,406)	(4,462)
Deficit, end of year	(22,255)	(12,319)	(1,406)
Basic and diluted income (loss) per share (note 11)	$(0.07)	$(0.09)	$0.03

See accompanying notes to the consolidated financial statements

CANADIAN SUPERIOR ENERGY INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31

($ thousands)	2007	2006	2005

Cash provided by (used in):

Operating
Net Income (loss)	(9,936)	(10,913)	3,056
Items not involving cash:
Depletion, depreciation and accretion	26,595	25,686	23,539
Stock based compensation	4,218	5,891	3,657
Share dividends paid on preferred shares	711	641	—
Accretion expense on preferred shares	442	357	—
Forfeiture of Nova Scotia offshore term deposits	500	558	—
Loss on investment	—	600	—
Future income tax (reduction)	(6,013)	(118)	81
Loss on abandonment (note 9)	42	—	—
Change in the carrying cost of preferred shares	(2,343)	381	—
Asset retirement expenditures (note 9)	(361)	—	—
	13,855	23,083	30,333
Changes in non-cash working capital (note 12)	(4,993)	(8,453)	11
	8,862	14,630	30,344

Financing
Issue of shares	26,200	26,968	20,316
Issue of Nova Scotia offshore term deposits	(254)	(963)	(252)
Cash dividends paid on preferred shares	(187)	—	—
Convertible preferred share issue	—	17,455	—
Revolving credit facility (repayments) advances	9,874	(4,941)	2,101
Changes in non-cash working capital (note 12)	238	—	—
	35,871	38,519	22,165

Investing
Exploration and development expenditures	(66,282)	(59,548)	(44,083)
Exploration and development divestitures	41,310	—	—
Purchase of investments	—	(3,106)	—
Disposal of investments	—	2,506	—
Change in non-cash working capital (note 12)	(13,441)	2,539	1,647
	(38,413)	(57,609)	(42,436)
Increase (decrease) in cash and short-term investments	6,320	(4,460)	10,073
Cash and short-term investments, beginning of year	7,338	11,798	1,725
Cash and short-term investments, end of year	13,658	7,338	11,798

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(all tabular amounts in $ thousands, except where otherwise noted)

1.     Nature of operations

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas primarily in Western Canada and offshore Nova Scotia, Canada and Trinidad and Tobago.

2.     Summary of accounting policies

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Certain comparative amounts have been reclassified to conform to current period presentation.

(a)   Principles of consolidation

The consolidated financial statements include the accounts of Canadian Superior and its wholly owned subsidiary companies.  All material intercompany accounts and transactions have been eliminated.

(b)   Cash and short-term investments

Cash and short-term investments consist of balances with banks and investments in highly liquid short-term deposits with a maturity date of less than ninety days.

(c)   Measurement uncertainty

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period.  Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements.  Accordingly, actual results may differ from these estimates.

Amounts recorded for depreciation, depletion and accretion, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas and crude oil reserves and the future costs required to develop those reserves.  By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal and regulatory environments.  To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property, plant and equipment balance.

(d)   Property, plant and equipment

(i)            Capitalized costs

The Company is engaged in the acquisition, exploration, development and production of oil and gas in Canada and Trinidad and Tobago. The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded.

(ii)           Depletion and depreciation

Depreciation and depletion of producing oil and gas properties is recorded based on units of production.  Unit rates are computed for unamortized exploration drilling and development costs using proved developed reserves and for unamortized leasehold costs using all proved reserves.  Proved reserves are estimated by independent engineers and are subject to future revisions based on availability of additional information.  Asset retirement costs are amortized over proved reserves using the unit-of-production method.  Gains and losses on asset disposals or retirements are included in income as a separate component of revenue.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Corporate assets are depreciated on a declining balance basis over its estimated useful life at rates varying from 20% to 100%.

(iii)          Ceiling test

The Company performs a ceiling test in a two-stage test performed quarterly.  Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.  If impairment is recognized, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Company’s credit adjusted risk-free rate of interest, using forecast prices and costs.  Any impairment is included in the statement of operations for the respective year.

(e)       Joint ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others, which may include related parties (Note 13). The accounts reflect only the Company’s proportionate interest in such activities.

(f)            Income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

(g)      Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(h)      Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities.  The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada).  The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the relevant expenditures are renounced.

(i)    Basic and diluted per share amounts

Basic per share amounts are calculated by dividing net earnings or loss by the weighted average number of common shares outstanding during the period.  The Company utilizes the treasury stock method in the determination of diluted per share amounts.  Under this method, the diluted weighted average number of shares is calculated assuming that proceeds arising from the exercise of in-the-money options and other dilutive instruments are used to purchase, for cancellation, common shares of the Company at their average market price for the period.

(j)          Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in determination of net income or loss for the current period.

(k)      Stock based compensation

Under the Company’s stock option plan described in note 11, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices or higher on the date of grant.  Stock-based compensation expense is recorded in the statement of operations for all options granted with a corresponding increase recorded as contributed surplus.  Compensation expense is based on the estimated fair values of the options at the time of the grant as determined using a Black-Scholes option pricing model.  The expense is recognized on a straight-line basis over the vesting period of the option.  Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed.  The Company incorporates an estimated forfeiture rate for stock options that will not vest.

(l)          Asset retirement obligation

The Company recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of petroleum and natural gas properties. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

(m)  Convertible preferred shares

The Company’s convertible debt instruments are segregated into their debt and equity components at the date of issue, based on the relative fair market values of these components in accordance with the substance of the contractual agreements.  The debt component of the instruments is classified as a liability, and recorded as the present value of the Company’s obligation to make future interest payments in cash, and settle the redemption value of the instrument in cash or in a variable number of shares.  The carrying value of the debt component is accreted to the original face value of the instruments, over their deemed life, using the effective interest method.  The conversion option, which makes up the equity component of the instruments, is recorded using the residual value approach.  Upon conversion, any gain or loss arising from extinguishment of the debt is recorded in income of the current period.

3.     Adoption of new accounting policies

On January 1, 2007, Canadian Superior adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3861) and Hedges (Section 3865).  In accordance with the new standards, changes are adopted retroactively without restatement of prior period information.  The other effects of the implementation of these new standards are discussed below.

a)     Comprehensive Income

Section 1530 provides for a new Statement of Comprehensive Income and establishes Accumulated Other Comprehensive Income (“AOCI”) as a separate component of shareholders’ equity.  The Statement of Comprehensive Income is defined as a change in net assets arising from transactions and other events from non-owner sources.  The statement would present net income and each component recognized in other comprehensive income (“OCI”) when such amounts exist.  For the year ended December 31, 2007, the Company did not recognize any OCI.  Any future OCI recognized by the Company will be recognized in AOCI.

b)             Financial Instruments – Recognition and Measurement

Section 3855 requires all financial assets and liabilities, including derivatives, to be carried at fair value on the Company’s balance sheet with the exception of loans and receivables, investments that are intended to be held to maturity and non-trading financial liabilities which are carried at cost or amortized cost.

The Company has reviewed and classified its financial instruments as follows:

•

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.

•

Accounts receivable are classified as loans and receivables and are initially measured at their fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

•

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

c)     Derivatives and Hedge Accounting

Derivatives may be embedded in other financial instruments (the “host instruments”).  Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument.  Under the new standard, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of the stand-alone derivative, and the combined contract is not held for trading or designated at fair value.  A review of the Company’s financial contracts determined that there were no embedded derivatives.  In the event that the Company enters into a contract that contains an embedded derivative, the embedded derivative will be measured at fair value with subsequent changes recognized in earnings or loss.

At January 1, 2007 no transitional adjustments were required to the opening balance of retained earnings or to the opening balance of AOCI arising from the adoption of sections 1530, 3855, and 3865.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, the Company will be required to adopt the following two new CICA standards: Financial Instruments - Disclosures (Section 3862) and Financial Instruments - Presentation (Section 3863), which will replace Financial Instruments - Disclosure and Presentation (Section 3861).  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward former presentation requirements.

As of January 1, 2008, the Company will be required to adopt CICA standards, Capital Disclosures (Section 1535), which will require companies to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements.

A strategic plan has been adopted by the Accounting Standards Board for the future direction of accounting standards in Canada.  It is expected that Canadian accounting standards for public companies will converge with International Financial Reporting Standards (“IFRS”).  On December 31, 2008, the Company will be required to provide a preliminary disclosure of policy impacts of upon adopting IFRS.  The Company is in the initial stages of assessing IFRS and its impacts on the consolidated financial statements.

4.              Nova Scotia offshore term deposits

Under the terms of the licenses referred to in Note 15, the Company has assigned term deposits totalling $14.6 million (2006 - $14.8 million).  Accordingly, this amount has been classified as a non-current asset.  To the extent that the expenditures are not incurred within the period allowed, the Company would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.  During 2007 $0.5 million (2006 - $0.6 million) was forfeited and recorded to operating expenses.  The following table summarizes the work commitment and work deposit which would be forfeited in proportion to the amount of work commitment not completed by the expiry date:

License	Work Deposit ($)	Remaining Commitment ($)	Expiry Date
EL 2406	11,032,500	40,962,046	December 31, 2008
EL 2415	3,214,250	12,857,000	December 31, 2008
EL 2416	312,500	1,250,000	December 31, 2008
Total	14,559,250	55,069,046

5.              Long term portion of lease prepayment

In February 2007, the Company paid a lump payment to acquire new office space with lease payments under the prevailing lease rates. This lump payment is being allocated over the life of the lease with any portions more than a year in advance being classified as a long term asset. As at December 31, 2007 there are 39 months left on the lease with 27 months classified as a long term asset.

6.              Property, plant and equipment, net

	2007			2006
December 31	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	278,624	117,491	161,133	245,963	91,831	154,132
Trinidad	24,836	—	24,836	31,132	—	31,132
	303,460	117,491	185,969	277,095	91,831	185,264
Corporate assets	883	698	185	788	626	162
Total PP&E	304,343	118,189	186,154	277,883	92,457	185,426

The calculation of 2007 depletion and depreciation included an estimated $8.7 million (2006 - $9.3 million) for future development capital associated with proven undeveloped reserves and excluded $54.4 million (2006 - $67.0 million) related to unproved properties and projects under construction or development.  Of the costs excluded $20.8 million (2006 - $22.7 million) relates to Western Canada, $8.8 million (2006 - $8.8 million) to East Coast Canada and $24.8 million (2006 - $35.5 million) to Trinidad and Tobago.

The Company is in the process of negotiating the recovery of substantial Trinidad drilling costs relating to drilling problems on the Victory well on “Intrepid” Block 5(c) offshore Trinidad.

On August 11, 2007, Canadian Superior farmed out a portion of its interest in the “Intrepid” Block 5(c) Production Sharing Contract (“PSC”) offshore Trinidad and Tobago.  The farmee paid US$38.7 million to the Company representing their share of certain capital and administrative costs incurred by Canadian Superior.  This transaction has been recorded as reduction to Trinidad capital and general and administrative costs in 2007 (Note 16).

During the year ended December 31, 2007, the Company capitalized $2.8 million of general and administrative (“G&A”) expenses (2006 - $7.6 million) related to exploration and development activities.

The Company performed a ceiling test calculation at December 31, 2007 resulting in the undiscounted cash flows from proved reserves and the lower of cost and market of unproved reserves exceeding the carrying value of oil and gas assets. The prices used in the ceiling test evaluation of the Company’s oil and gas assets is summarized in the following chart:

	Crude Oil		Natural Gas
	West Texas Intermediate (Cdn$/bbl)(1)	Edmonton Par Price (Cdn$/bbl)	AECO Gas Price (Cdn$/mmbtu)
2008	92.00	91.10	6.75
2009	88.00	87.10	7.55
2010	84.00	83.10	7.60
2011	82.00	81.10	7.60
2012	82.00	81.10	7.60
2013-2017 (2)	82.34	81.43	7.96
Thereafter (3)	2.0%	2.0%	2.0%

(1)            Future prices incorporate a $1.00 US/Cdn exchange rate

(2)            Prices shown are the average over the period

(3)            Percentage change of 2.0% represents the change in the future prices each year after 2017 to the end of the reserve life.

7.     Revolving credit facility

The Company has a $45 million demand revolving credit facility (the “credit facility”).  The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company.  The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater, tangible net worth to total liabilities at 1.5:1.0 or greater and tangible net worth at greater than $100 million while the credit facility is outstanding.  The borrowing base of the credit facility is subject to an annual review by the lender.  As at December 31, 2007, the Company had drawn $17.8 million (2006 - $7.9 million) against the credit facility at a variable interest rate of prime plus 1.0% (2006 – prime plus 0.5%).

8.     Convertible preferred shares

On February 1, 2006, the Company completed a private placement in the amount of US$15.0 million by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US$2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events.  The Company, issued 15,000 Units, each consisting of 10 US$100 Preferred Shares and 1,200,000 Common Share Purchase Warrants. The Warrants comprising part of the Units are exercisable for a period of thirty six months from the date of issue at an exercise price of US $3.00 per Common Share.

The following table summarizes the face and carrying value of the liability and equity component of the convertible preferred shares:

	Liability component		Equity component
	Face value	Carrying value	Fair value
Balance, December 31, 2005	—	—	—
Issuance of convertible preferred shares	17,053	14,734	2,320
Foreign exchange	—	381	—
Accreted non-cash interest	—	357	—
Balance, December 31, 2006	17,053	15,472	2,320
Foreign exchange	—	(2,343)
Accreted non-cash interest	—	442
Balance, December 31, 2007	17,053	13,571	2,320

9.     Asset Retirement Obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

December 31,	2007	2006
Balance, beginning of year	9,482	8,302
Liabilities settled	(319)	—
Liabilities incurred	1,352	532
Accretion expense	810	648
Balance, end of year	11,325	9,482

The following significant assumptions were used to estimate the asset retirement obligation:

December 31,	2007	2006
Undiscounted cash flows	19,691	17,350
Credit adjusted discount rate (%)	7.62	7.38
Inflation rate (%)	1.50	1.50
Weighted average expected timing of cash flows (years)	17.5	18.0

10.  Future Income Taxes

The Company’s computation of future income tax expenses (recovery) is as follows:

December 31,	2007	2006	2005
Income (loss) before income taxes	(15,894)	(10,998)	3,266
Combined federal and provincial income tax rate (%)	32.1	34.0	37.6
Computed income tax expense (reduction)	(5,102)	(3,740)	1,228
Increase (decrease) resulting from:
Non deductible crown royalties, net	—	1,442	1,863
Resource allowance	—	(606)	(2,168)
Stock based compensation	1,354	2,003	1,376
Unsuccessful take over costs	—	725	—
Tax adjustment – rate change and other	(358)	58	95
Tax pool amendments	(1,907)	—	(2,313)
	(6,013)	(118)	81

The net future tax liability is comprised of:

	2007	2006
Non-capital loss carryforwards	(817)	906
Asset retirement obligations	(3,114)	(2,892)
Share issue costs	(1,127)	(1,191)
Net book value of assets in excess of tax basis	18,537	14,135
Foreign exploration expense	(4,413)	—
Other	(213)	—
	8,853	10,958

As at December 31, 2007, the Company had approximately $149.7 million in tax pools and $3.0 million in non-capital losses available for deduction against future taxable income.

Non-capital losses expire as follows:

2008	—
2009	—
2010	—
2011 and thereafter	2,970
2,970

11.  Share Capital

(a)   Authorized

Unlimited number of common shares, no par value.

Unlimited number of preferred shares, no par value.

(b)         Common shares issued

	2007		2006
	Number(#)	Amount($ )	Number(#)	Amount($ )
Balance, beginning of year	131,216	161,964	119,135	135,650
Issued upon the conversion of purchase warrants	500	1,385	375	948
Issued upon the exercise of stock options	1,864	3,518	1,198	1,639
Issued in settlement of lawsuit	—	—	260	711
Issued for cash	—	—	3,500	8,301
Issued for Canada Southern shares	—	—	472	1,116
Issued for preferred share dividend	259	712	276	641
Issued for cash on flow-through shares	6,473	22,654	6,000	15,420
Issue costs, net of future tax reduction	—	(889)	—	(649)
Tax benefits renounced on flow-through-shares	—	(4,241)	—	(2,723)
Stock based compensation for exercised options	—	1,454	—	910
Balance, end of the year	140,312	186,557	131,216	161,964

On November 16, 2007, the Company completed a private placement of 6,472,500 flow-through common shares at $3.50 per share for gross proceeds of $22.7 million.

On December 31, 2007, 500,000 warrants were exercised into 500,000 common shares at US$2.50 per share for gross proceeds of US$1.3 million.

On February 9, 2006, the Company completed a private placement financing consisting of 1.0 million Units at a price of $2.40 per Unit for gross proceeds of $2.4 million. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant.

On December 13, 2006 the Company completed a private placement of 6,000,000 flow-through common shares at $2.57 per share for gross proceeds of $15.4 million.

On December 29, 2006 the Company completed a private placement of 2,500,000 shares at $2.37 per share for gross proceeds of $5.9 million.

(c)          Purchase warrants issued

	2007		2006
	Number(#)	Amount($ )	Number(#)	Amount($ )
Balance, beginning of year	500	312	2,750	165
Issued	—	—	1,000	158
Exercised	(500)	(134)	(750)	(11)
Expired	—	(178)	(2,500)	—
Balance, end of the year	—	—	500	312

On February 9, 2006, the Company completed a private placement financing consisting of 1.0 million Units at a price of $2.40 per Unit for gross proceeds of $2.4 million. Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units were exercisable until December 31, 2006 at an exercise price of $2.40 per common share. These warrants have all expired as of December 31, 2006.

On June 18, 2006 the Company issued 500,000 share purchase warrants in arranging financing for the Canada Southern Acquisition. On December 31, 2007, the warrants were exercised into 500,000 common shares at US$ 2.50 per share.

In August 2005, the Company filed a short form prospectus qualifying the distribution of 2,750,000 common share purchase warrants which expired on June 30, 2006.

(d)         Total Share Capital

	2007		2006
	Number(#)	Amount($ )	Number(#)	Amount($ )
Common shares issued	140,312	186,557	131,216	161,964
Purchase warrants issued	—	—	500	312
Balance, end of the year	140,312	186,557	131,716	162,276

        (e)   Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in equal increments over a three year period.  An option’s maximum term is ten years.

	2007		2006
	Number of options	Weighted average price ($ )	Number of options	Weighted average price ($ )
Balance, beginning of year	13,062	2.05	9,488	1.83
Forfeited	(875)	2.45	(747)	2.31
Exercised	(1,864)	1.89	(1,198)	1.37
Granted	5,263	2.70	5,519	2.30
Balance, end of the year	15,586	2.27	13,062	2.05

The following table summarizes stock options outstanding under the plan at December 31, 2007:

	Options outstanding			Options exercisable
Exercise price ($ )	Number of options (#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	2.57	0.81	97	0.81
1.01-1.50	925	4.73	1.30	925	1.30
1.51-2.00	2,892	6.54	1.78	2,736	1.78
2.01-3.00	11,247	8.12	2.45	8,864	2.40
3.01-3.50	425	9.15	3.18	191	3.21
0.80-3.00	15,586	7.63	2.27	12,813	2.19

The following table summarizes stock options outstanding under the plan at December 31, 2006:

	Options outstanding			Options exercisable
Exercise price ($ )	Number of options (#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	155	3.57	0.81	155	0.81
1.01-1.50	1,110	5.73	1.30	1,110	1.30
1.51-2.00	3,748	7.54	1.79	2,666	1.76
2.01-3.00	8,049	9.12	2.30	3,784	2.31
0.80-3.00	13,062	8.31	2.05	7,715	1.95

(f)            Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

December 31,	2007	2006
Balance, beginning of year	11,372	6,391
Issuance of stock options	4,218	5,891
Exercise of stock options	(1,454)	(910)
Expiry of warrants	178	—
Balance, end of year	14,314	11,372

The fair value of options granted during the period was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

December 31,	2007	2006
Risk free interest rate (%)	4.1	4.1
Expected life (years)	10.0	10.0
Expected dividend yield (%)	—	—
Expected volatility (%)	41.7	44.3
Weighted average fair value of options granted ($)	1.57	1.41

(g)         Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company.  The Company purchased approximately 95,000 shares under the ESSP in 2007 (2006 – 122,000).

(h)         Basic and diluted earnings and loss per share

The Company used the treasury stock method to calculate net income (loss) per common share.

December 31,	2007	2006	2005
(thousands, except per share amounts)
Weighted average common shares
Basic	133,719	121,911	112,170
Diluted	133,719	121,911	114,279
Basic and diluted loss per share	$(0.07)	$(0.09)	$0.03

For the calculation of diluted net loss per share the Company excluded the following securities that are anti-dilutive:

December 31,	2007	2006	2005
(thousands)
Stock options	15,586	13,062	593
Convertible preferred shares	15,000	15,000	—
Warrants	—	500	2,750

Subsequent to December 31, 2007, Canadian Superior issued 1,650,000 stock options with a weighted average exercise price of $3.53 per share.  These transactions would have changed the potential common stock outstanding at the end of the period if the transactions had occurred prior to December 31, 2007.

(i)             Equity portion of preferred shares

Warrant equity on preferred shares	351
Conversion equity on preferred shares	1,969
Balance, December 31, 2007 and 2006	2,320

12.  Supplemental cash flow information

a) Changes in non-cash working capital

	2007	2006	2005
Accounts receivable	(19,334)	(8,146)	(3,160)
Prepaid expenses	(1,786)	(11)	(181)
Long term portion of lease prepayment	(1,309)	—	—
Accounts payable	4,233	2,243	4,999
Change in non-cash working capital	(18,196)	(5,914)	1,658

The change in non-cash working capital has been allocated to the following activities:

	2007	2006	2005
Operating	(4,993)	(8,453)	11
Financing	238	—	—
Investing	(13,441)	2,539	1,647
	(18,196)	(5,914)	1,658

b) Other cash flow information

	2007	2006	2005
Interest paid	2,482	2,061	854
Taxes paid	55	—	143

13.  Related parties transactions

During the year ended December 31 2007, the Company paid $1.9 million (2006 - $0.8 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2007, the Company invoiced $0.7 million (2006 - nil), at market rates, to this related party company for payroll services.  In addition, Canadian Superior paid $0.2 million (2006 - $0.2 million) to a Company controlled by a director, for oil field construction services on industry terms.

At December 31, 2007, Canadian Superior is carrying a receivable in the amount of US$19.7 million (2006 – nil) from a company which one of Canadian Superior’s officers and directors is a shareholder and director.  These receivables pertain to transactions for Canadian Superior’s “Intrepid” Block 5(c) project at Trinidad (note 15).  These transactions were incurred under normal industry terms and conditions.  Subsequent to year end, the Company received payment of US$20.0 million from this company.

14.  Financial Instruments

(a)          Fair value of financial assets and liabilities

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

(b)         Credit risk

The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business under normal industry sale and payment terms and are subject to normal credit risks.  Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

(c)          Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices and convertible preferred shares are denominated in U.S. dollars.  The Company also has assets and liabilities based in U.S. currency that are subject to interest rate fluctuations.

(d)         Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges at December 31, 2007.

(d)         Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. At December 31, 2007, the Company had no contracts in place.

15.  Contingencies and commitments

a)              Nova Scotia

During 2000, 2001 and 2003, the Company acquired six exploration licenses from the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”).  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. Recently the CNSOPB implemented an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  As of December 31, 2007, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fully fulfilled its work expenditures on two of the exploration licenses, allowed three licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At December 31, 2007, the Company’s owned 100% of five exploration licenses that have aggregate work expenditure outstanding of $55.1 million and $14.6 million in term deposits assigned to the Canadian Receiver General through the CNSOPB (Note 4).

b)             Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (“PSC”) with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program to obtain 25% of Canadian Superior’s net revenue share of these prospects; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company has contracted the Kan Tan IV Semi-Submersible Drilling Rig for a three well commitment on the Company’s Trinidad and Tobago “Intrepid” Block 5 (c). In 2007, the Company drilled and commenced testing of the first well.  The second well in this program was spudded in February 2008.  The Company estimates that the costs to drill the remaining two wells to be in the range of US $65.0 million to US $75.0 million gross per well.  The wells will be drilled and evaluated back to back, with this three well program expected to be completed in 2008.

During the third quarter of 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be in the range of US $15.0 million per well, with the 3D seismic program to be completed in 2008 at a net cost to the Company of approximately US$ 20.0 million.

c)              Flow-through shares

At December 31, 2007, the Company had yet to incur approximately $22.7 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2008.

d)             Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

e)     Lease obligations

At December 31, 2007, the Company is committed to future payments for office leases and equipment.  Payments required under these commitments for each of the next five years are as follows:

	2008	2009	2010	2011	Thereafter
Office rent	317	249	226	57	—
Equipment	155	77	42	—	—
	472	326	268	57	—

16.  Trinidad Farm Out

In 2007, the Company entered into a farm in and joint operating agreement with BG International Limited (“BG”) to participate in the exploration drilling and development of the “Intrepid” Block 5(c) approximately sixty miles off the east coast of the island of Trinidad. Under the terms of the farm-in and joint operating agreements, BG acquired a 30% working interest in Canadian Superior’s “Intrepid” Block 5(c) Production Sharing Contract; the agreement was approved by the Government of Trinidad and Tobago on October 29, 2007. Also, under the terms of the agreement with Canadian Superior, BG paid Canadian Superior approximately US$38.7 million and on a go forward basis will pay approximately 40% of the exploration costs associated with the drilling of the three commitment wells required on Block 5(c).

17.  Canada Southern

In June 2006, Canadian Superior made a takeover bid for all of the issued and outstanding shares of Canada Southern Petroleum Ltd. Canadian Superior offered 2.75 common shares of Canadian Superior plus $2.50 for each issued and outstanding share of Canada Southern Petroleum Ltd.  On July 17, 2006, Canadian Superior revised its offer for Canada Southern Petroleum Ltd. to 2.0 Canadian Superior shares, $2.50. cash and a 25% net profit interest in Canada Southern’s approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributed to it’s interest in the Canadian Arctic Islands. The offer was for Canada Southern’s approximately 1,100 boe/d of oil and gas production and various lands including Canada Southern’s Canadian Arctic island interests.  The minimum condition attached to the revised offer was not met and there were 171,495 shares tendered to the original offer. Canadian Superior Issued 471,612 shares and paid $0.4 million to take up these shares. The costs incurred, including the fair value of the Canadian Superior shares issued, exceeded the $2.5 million received on the sale of the 171,495 Canada Southern shares. The difference has been recorded to loss on investment in the statement of operations, comprehensive loss and deficit.

18.  Subsequent event

On March 26, 2008, Canadian Superior closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.2 million, before closing adjustments and including assumed net debt of approximately $8.5 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

19.  Reconciliation with United States Generally Accepted Accounting Principals

The Company follows Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in some respects with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences in accounting principles that impact the Company’s financial statements are described below:

	2007	2006		2005
($ thousands, except per share amounts)		As restated	As previously reported	As restated	As previously reported
Net income (loss) in accordance with Canadian GAAP, as reported	(9,936)	(10,913)	(10,913)	3,056	3,056
Flow through shares
Income taxes	(2,685)	(1,005)	(3,147)	--	(1,283)
Property acquisitions
Depletion, amortization and accretion expense	304	339	339	452	452
Income taxes	(93)	(103)	(103)	(152)	(152)
Ceiling test
Write down of petroleum and natural gas properties	(5,709)	(2,873)	(2,873)	--	--
Income taxes	1,741	876	876	--	--
Depletion, depreciation and accretion expense	3,975	3,884	3,884	5,181	5,181
Income taxes	(1,212)	(1,185)	(1,185)	(1,742)	(1,742)
Stock based compensation	--	--	--	3,657	3,657
Change in valuation allowance	(2,542)	2,811	2,811	1,754	1,754
Convertible preferred share treatment	(1,186)	1,244	1,244	--	--
Net income (loss) in accordance with U.S. GAAP	(17,343)	(6,925)	(9,067)	12,206	10,923
Convertible preferred share treatment	(915)	(662)	(662)	--	--
Net income (loss) attributable to common shareholders in accordance with U.S. GAAP	(18,258)	(7,587)	(9,729)	12,206	10,923
Net income (loss) per share in accordance with U.S. GAAP
Basic	(0.13)	(0.06)	(0.08)	0.11	0.10
Diluted	(0.13)	(0.06)	(0.08)	0.11	0.10

The application of U.S. GAAP results in differences to the following balance sheet items:

	2007		2006
					As previously
				As restated	reported
Year ended December 31,	Canadian	United States	Canadian	United States	United States
Property, plant and equipment, net	186,154	154,724	185,426	155,425	155,425
Accounts payable and accrued liabilities	22,230	26,308	17,997	19,555	17,997
Convertible preferred shares	13,571	—	15,472	—	—
Future income tax liability	8,853	—	10,958	—	—
Share capital	186,557	226,487	162,276	202,043	207,026
Share capital – preferred shares	—	16,311	—	16,107	16,107
Contributed surplus	14,314	8,834	11,372	5,892	5,892
Equity portion of preferred shares	2,320	—	2,320	—	—
Deficit, opening	(12,319)	(65,522)	(1,406)	(57,935)	(59,218)
Deficit, closing	(22,255)	(83,780)	(12,319)	(65,522)	(68,947)

(a)   Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

During the year, the Company determined that the 2006 and 2005 financial statements contained erroneously recorded adjustments related to the issuance and renouncement of flow through shares for U.S. GAAP. The table above outlines the adjustments to the 2005 and 2006 financial statements for U.S. GAAP purposes.

(b)   Property Acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

(c)   Ceiling Test

At December 31, 2007, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2007, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using December 31, 2007 prices of:

Gas (per thousand cubic feet)	$6.97 CDN
Oil and natural gas liquids (per barrel)	$93.39 CDN

The application of the test resulted in a $5.7 million pre-tax reduction ($4.0 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At December 31, 2006, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2006, the Company applied a ceiling test to its petroleum and natural gas properties using December 31, 2006 prices of:

Gas (per thousand cubic feet)	$6.25 CDN
Oil and natural gas liquids (per barrel)	$67.58 CDN

The application of the test resulted in a $2.9 million pre-tax reduction ($2.0 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At December 31, 2005, the Company applied the ceiling test to its petroleum and natural gas properties using December 31, 2005 prices of:

Gas (per thousand cubic feet)	$10.35 CDN
Oil and natural gas liquids (per barrel)	$66.25 CDN

The application of the test resulted in no reduction in the carrying value of the Company’s petroleum and natural gas properties under either U.S. or Canadian GAAP for 2005.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

(d)   Stock Based Compensation

On January 1, 2006 the Company adopted Statement of Financial Standards (SFAS), “Share-Based Payment.” This statement requires the Company to recognize the cost of employee services received in exchange for the Company’s equity instruments. Under SFAS No. 123(R) the Company is required to record compensation expense over an award’s vesting period based on the award’s fair value at the date of grant. The Company has elected to adopt SFAS No. 123(R) on a modified prospective basis; accordingly the financial statements for the period prior to January 1, 2006 will not include compensation cost calculated under the fair value method.

Prior to January 1, 2006 the Company applied Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” and therefore recorded the intrinsic value of stock – based compensation as expense and applied the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

(e)   Valuation Allowance

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from the differences in treatment regarding write downs of Petroleum and Natural Gas Properties and reduced depletion, depreciation and accretion expense.

(f)    Preferred shares

The Company has reviewed the Convertible preferred shares and their treatment under SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and SFAS No. 133 “accounting for Derivative Instruments and Hedging Activities”. While the shares are redeemable they are not manditoraly redeemable as defined by SFAS No. 150 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with SFAS No. 133 the shares are indexed to the Company’s own stock and would not be required to be accounted for as a derivative under SFAS No. 133.  Under EITF 00-19 the preferred shares would be considered “conventional” and therefore not subject to the provisions of EITF 00-19. Accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

Additional U.S. GAAP Disclosures

FAS 133

At times the Company will use derivative financial instruments to manage commodity price exposure. Effective January 1, 2001 the Company adopted the provisions of FAS 133 which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in income together with changes in the fair value of the hedged item.  For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in income. Any change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in income as they arise.

At December 31, 2007 and 2006 the Company did not have any derivative financial instruments that were not designated as fair value hedges.

FAS 153

In December 2004, the FASB issued FAS 153 which deals with the accounting for the exchanges of nonmonetary assets.  FAS 153 is an amendment of APB Opinion 29.  APB Opinion 29 requires that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for nonmonetary exchanges of similar productive assets and introduces a broader exception for exchanges of nonmonetary assets that do not have commercial substance.  FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  The adoption of this standard did not impact the Company’s Financial Statements.

FAS 155 - Accounting for Certain Hybrid Financial Instruments

On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments – an amendment of FASB Statement No. 133 and 140 (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities. This statement is effective for financial statements issued for fiscal years beginning after September 15, 2006.  The adoption of this standard did not impact the Company’s Financial Statements.

FAS 157 - Fair Value Measurement

FASB issued statement of Financial Accounting No. 157 Fair Value Measurement, this statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  Early adoption is permitted.  The standard provides enhanced guidance for using fair value to measure assets and liabilities, the information used to measure fair value, and the effect of fair value measurement on earnings.  The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

FIN 46 - Accounting for Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation 46 “Accounting for Variable Interest Entities” (“FIN 46”) that requires the consolidation of Variable Interest Equities (“VIEs”).  VIEs are entities that have insufficient equity or their equity investors lack one or more of the specified elements that a controlling entity would have.  The VIEs are controlled through financial interests that indicate control (referred to as “variable interests”).  Variable interests are the rights or obligations that expose the holder of the variable interest to expected losses or expected residual gains of the entity.  The holder of the majority of an entity’s variable interests is considered the primary beneficiary of the VIE and is required to consolidate the VIE. In December 2003 the FASB issued FIN 46R which superseded FIN 46 and restricts the scope of the definition of entities that would be considered VIEs that require consolidation. The Company does not believe FIN 46R results in the consolidation of any additional entities.

FIN 47 - Conditional Asset Retirement Obligations

Effective December 31 2005, the Company adopted FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of a liability when sufficient information exists rather than preclude the need to record a liability. The adoption of this interpretation did not impact the Company’s Financial Statements.

FIN 48 - Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.”  This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position.  Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods.  The adoption of this interpretation did not impact the Company’s Financial Statements.

SAB 106

In September 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas producing entities that follow the full cost accounting method. SAB 106 states that after the adoption of FAS 143 the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling test calculation. The Company excludes the future cash outflows associated with settling asset retirement obligations from the present value of estimated future net cash flows and does not reduce the capitalized oil and gas costs by the asset retirement obligation accrued on the balance sheet.  Costs subject to depletion and depreciation include estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations.  The adoption of SAB 106 in the fourth quarter of 2004 did not have a material effect on the results of the ceiling test or depletion, depreciation and amortization calculations.

SFAS No. 154 - Accounting Changes and Error Corrections

On 1 January 2006, the Company adopted the provisions of SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.  This statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. The statement requires retrospective application to prior periods’ Financial Statements of a voluntary change in accounting principle versus including the cumulative effect of changing to the new accounting principle in net income.  SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error.  The adoption of this standard did not impact the Company’s Financial Statements.

SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its Financial Statements.

PRESENTATION

There are different presentations between Canadian and U.S. GAAP which are as follows:

1)              Under U.S. GAAP, there is no difference between net income and other comprehensive income.

2)              No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.